PRESS RELEASE

CONTACT:
Daniel H. Burch
Jeanne M. Carr
MacKenzie Partners, Inc.
(800) 322-2885

FOR IMMEDIATE RELEASE:
---------------------

          NEWCASTLE PARTNERS INCREASES TENDER OFFER PRICE FOR WHITEHALL
                          JEWELLERS TO $1.50 PER SHARE

                      ELIMINATES MAJOR CONDITIONS TO OFFER

              TENDER OFFER EXTENDED UNTIL FRIDAY, JANUARY 27, 2006

         DALLAS,  TX -  JANUARY  4,  2006 --  Today,  Newcastle  Partners,  L.P.
announced  that it will  increase  its cash tender  offer to purchase all of the outstanding  shares of Whitehall  Jewellers,  Inc. from $1.20 per share to $1.50 per share.  Newcastle  Partners  determined to increase its offer price based on its review and analysis of certain  limited due diligence  information  received from Whitehall over the past several days.

         In addition, Newcastle Partners is engaged in the process of securing a
commitment  letter  from  a  nationally-recognized   institution  familiar  with
Whitehall.  The new senior lender is experienced in the retail jewelry  industry and would  replace  Whitehall's  current  senior  lenders  upon  closing  of the
Newcastle transaction.

         Newcastle  Partners believes that with its elimination and/or amendment of the conditions to the closing of the tender offer described below, subject to the closing of a  replacement  senior  credit  facility,  the  conditions to the tender  offer are now  truly  within  the  control  of the  Board of  Directors.
Newcastle  Partners intends to honor in full Whitehall's  current agreeement and understanding with its trade vendors.

         Mark Schwarz,  the managing member of Newcastle  Partners,  stated: "We believe  that  this  offer  provides  Whitehall's  shareholders  with a  clearly superior  alternative  to the Prentice  transaction  recommended by the Board of
Directors by providing  immediate  liquidity to  shareholders  at a  significant premium to market. With the elimination of many of our Tender Offer's conditions as described in this press release, other than the closing of replacement senior financing,  the majority of the remaining  conditions  are now in the control of the Board of Directors."

         Newcastle Partners also announced today that it has extended its tender offer for all of the common stock of Whitehall  Jewellers,  Inc. to 5:00 pm, New
York City time on Friday,  January 27, 2006. The tender offer was previously set to expire at midnight New York City time on  Wednesday,  January 4, 2006.  As of the close of business on January 3, 2006, a total of  3,303,554  shares had been tendered in and not withdrawn from the offer.

         Further, based on recent conversations  Newcastle Partners has had with representatives  of the Board of Directors of  Whitehall  Jewellers  and certain limited due diligence  Newcastle  Partners has received  from  Whitehall and the current  state  of  Whitehall's  business  operations,  Newcastle  Partners  has determined to either  eliminate or amend a number of the  conditions to its cash tender offer,  including the following:  (i) the condition  requiring no adverse changes in  securities,  banking or credit market  conditions  has been deleted;
(ii) the condition  requiring  that no  alternative  tender offer by a competing third party or significant stock ownership by a third party has been eliminated;
(iii) the  condition  providing  that there be no  governmental  or third  party litigation  or certain  other  actions  relating  to the  tender  offer has been eliminated;  (iv) the condition  providing that no material  adverse change with respect to the value of Whitehall  has been  eliminated,  and replaced  with the equivalent  condition  from the  Prentice  agreements  agreed to by the Board of
Directors;  and (v) the condition  providing that no material  contractual right has been impaired or no  indebtedness  has been  accelerated  as a result of the tender offer has been eliminated.

         The  solicitation  and the  offer to buy  Whitehall  Jewellers,  Inc.'s common  stock is only  made  pursuant  to the  Offer  to  Purchase  and  related materials that  Newcastle  Partners,  L.P. and JWL  Acquisition  Corp.  filed on
December 5, 2005, as amended December 22, 2005 and January 4, 2006. Stockholders should read the Offer to Purchase and related  materials  carefully because they contain important information,  including the terms and conditions of the offer.
Stockholders can obtain the Offer to Purchase and related  materials free at the
SEC's website at www.sec.gov, from MacKenzie Partners, the Information Agent for the offer, or from Newcastle Partners, L.P.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Newcastle Partners, L.P. ("Newcastle"), together with the other Participants (as defined below),  has made a definitive  filing with the SEC of a proxy statement
(the "Definitive  Proxy  Statement") and  accompanying  proxy card to be used to solicit votes against  proposals of Whitehall  Jewellers,  Inc. (the  "Company")
relating to a pending financing  transaction  between the Company and investment funds  managed by Prentice  Capital  Management,  L.P. and Holtzman  Opportunity
Fund,  L.P. and for the election of its slate of director  nominees at a special meeting of stockholders scheduled for January 19, 2006 (the "Special Meeting").

NEWCASTLE  ADVISES ALL  STOCKHOLDERS  OF THE COMPANY TO READ THE PROXY STATEMENT
AND OTHER  PROXY  MATERIALS  RELATING  TO THE  SPECIAL  MEETING  AS THEY  BECOME
AVAILABLE BECAUSE THEY CONTAIN IMPORTANT  INFORMATION.  SUCH PROXY MATERIALS ARE
AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION,
THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY MATERIALS,
WITHOUT  CHARGE,  UPON  REQUEST.  REQUESTS FOR COPIES  SHOULD BE DIRECTED TO THE
PARTICIPANTS'  PROXY  SOLICITOR,  MACKENZIE  PARTNERS,  INC.,  AT ITS  TOLL-FREE
NUMBER: (800) 322-2885 OR BY E-MAIL AT: PROXY@MACKENZIEPARTNERS.COM.

THE  PARTICIPANTS  IN THE  PROXY  SOLICITATION  ARE  NEWCASTLE  PARTNERS,  L.P.,
NEWCASTLE  CAPITAL  MANAGEMENT,   L.P.,  NEWCASTLE  CAPITAL  GROUP,  L.L.C,  JWL
ACQUISITION  CORP., MARK E. SCHWARZ,  STEVEN J. PULLY,  JOHN P. MURRAY,  MARK A.
FORMAN AND CLINTON J. COLEMAN (THE  "PARTICIPANTS").  INFORMATION  REGARDING THE
PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THE SCHEDULE
13D JOINTLY  FILED WITH THE SEC ON APRIL 19, 2005,  AS  SUBSEQUENTLY  AMENDED ON
JULY 7, 2005, OCTOBER 27, 2005, NOVEMBER 30, 2005, DECEMBER 5, 2005 AND DECEMBER
14, 2005, DECEMBER 29, 2005 AND THE DEFINITIVE PROXY STATEMENT.

                                       ###